Filed by Wintrust Financial Corporation
                                         (Commission File No.  0-21923)
                                         pursuant to Rule 425 under the
                                         Securities Act of 1933, as amended

                                         Subject Company: Town Bankshares, Ltd.

         TOWN BANKSHARES, LTD. MAILED THE FOLLOWING LETTER, DATED JUNE 15, 2004, TO ITS SHAREHOLDERS:


                       [TOWN BANKSHARES, LTD. LETTERHEAD]


June 15, 2004

Dear Shareholders:

We are pleased to share with you an exciting announcement regarding Town Bankshares, Ltd. that we believe is good news for our shareholders, clients, employees, and the communities in which we operate.

Although it was our original intent to grow Town Bank's business independently, Town Bankshares, Ltd. recently signed a Merger Agreement allowing us to join forces with a consortium of community banks. Under this agreement, Wintrust Financial Corporation (Wintrust), a holding company that currently owns ten community banks with 41 locations throughout the Chicago suburbs, will acquire Town Bankshares, Ltd. By joining with Wintrust, we believe we will be able to grow the bank at a faster pace, expand our lending capacity, offer new products and services to our clients, and create liquidity for our shareholders.

Wintrust is a 12-year-old organization that established most of its existing banks as new charters, just like we did with Town Bank. Each bank retains its own name, selects its own staff, and makes local decisions based on the needs of the individual community. Employing these business principles, Wintrust has achieved assets of $5 billion in its relatively short history, while also achieving solid growth in profitability.

We expect Town Bank will retain its name, personnel, and Board of Directors. The bank will continue to operate and service its clients without changing management or staff while expanding its community presence. Most importantly, we will remain committed to local decision-making and highly responsive personal service - the business practices that allow us to best service our clients and communities. Our goal, a goal shared and endorsed by Wintrust, is to remain a strong community bank with resources and capabilities of a much larger organization. We believe this relationship is what our clients both desire and need.

As part of this proposed transaction, each share of Town Bankshares, Ltd. stock will be exchanged for consideration that equates to a value of $129.10, 45% to be paid in cash and 55% in the form of Wintrust stock, subject to possible adjustment depending on Wintrust's average trading price at closing. The closing price of the Wintrust stock on June 10, 2004, the last trading day before the public announcement of the transaction, was $47.72. If the merger is completed, in addition to receiving a significant cash payment, you will receive registered shares in Wintrust, a publicly traded company listed as WTFC on NASDAQ.

THE COMPLETION OF THIS TRANSACTION IS SUBJECT TO RECEIPT OF VARIOUS REGULATORY APPROVALS AS WELL AS THE ENDORSEMENT OF OUR SHAREHOLDERS AT A SPECIAL MEETING TO BE HELD WITHIN THE NEXT FEW MONTHS. BECAUSE OF THIS DEVELOPMENT, OUR ANNUAL SHAREHOLDER MEETING ORIGINALLY SCHEDULED FOR JUNE 23, 2004 WILL BE POSTPONED.

In the coming weeks, we will provide you with the necessary detailed information regarding the proposed merger and how it affects you. We believe this merger will allow Town Bank to continue operating as a locally managed community bank, allow shareholders to realize a substantial return on their investment, and provide clients access to expanded services through the Wintrust organization.

If you have any questions about this transaction, please contact Jay Mack at
(262) 646-6888. We appreciate your support - past, present and future.

Sincerely,



Jay C. Mack                                 William J. Hickmann
President & CEO                             Chairman

Additional Information
----------------------

Wintrust will be filing a registration statement with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus that will be sent to the shareholders of Town Bankshares, Ltd. seeking their approval of the proposed transaction.

Shareholders of Town Bankshares, Ltd. are advised to read the important information concerning the proposed transaction contained in the proxy statement/prospectus and other documents filed by Wintrust with the Securities and Exchange Commission when they become available. When filed, these documents can be obtained, free of charge, from the Web site maintained by the Securities and Exchange Commission at http://www.sec.gov or upon written request to:

                           Wintrust Financial Corporation
                           Attn:  Investor Relations
                           727 North Bank Lane
                           Lake Forest,  IL   60045
                           (847) 615-4096

                           or to:

                           Town Bankshares, Ltd.
                           Attn:  Investor Relations
                           400 Genesee Street
                           Delafield,  WI   53018
                           (262) 646-6888